Yiren Digital Ltd.
28/F China Merchants Bureau Building
118 Jianguo Road
Chaoyang District, Beijing 100080
People’s Republic of China

November 17, 2023

VIA EDGAR

William Schroeder

Ben Phippen

Madeleine Joy Mateo

Susan Block

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Yiren Digital Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 28, 2023

File No. 001-37657

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 13, 2023 (the “Comment Letter”) on the Form 20-F for the Company for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”). All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

For the Staff’s convenience, the Staff’s comments are repeated below in bold followed by the Company’s responses set forth in regular font. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof. All the page references in this letter are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure.

U.S. Securities and Exchange Commission Page 2

Form 20-F for the Fiscal Year Ended December 31, 2022

Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities, page 3

1.	In future filings, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Please include your proposed disclosure in your response letter.

RESPONSE:

In response to the Staff’s comment, in future Form 20-F filings, the Company proposes to refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. The Company further undertakes to refrain from using terms such as “we” or “our” when describing activities or functions of the consolidated variable interest entities, and make necessary revisions throughout its future 20-F filings.

In particular, the Company respectfully proposes to revise the referenced disclosure on page 3 under “Item 3. Key Information—Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities” in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined):

“Yiren Digital Ltd. is not ~~a Chinese~~ an operating company but a Cayman Islands holding company with ~~no equity ownership in the consolidated variable interest entities. We conduct our~~ operations conducted by ~~in China through~~ (i) ~~our PRC~~ its subsidiaries and (ii) the consolidated variable interest entities with which ~~we~~ its subsidiaries have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet culture business and certain value-added telecommunication services such as internet content provision services. Accordingly, we operate these businesses in China through the consolidated variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their shareholders to ~~conduct the business operations of~~ consolidate the financial results of the consolidated variable interest entities in accordance with U.S. GAAP. Revenues contributed by the consolidated variable interest entities accounted for 64.4%, 71.3% and 53.0% of our total revenues for ~~the years of~~ 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to Yiren Digital Ltd., its subsidiaries, and, only in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including but not limited to the following entities:

•	CreditEase Puhui Information Consultant (Beijing) Co., Ltd. or CreditEase Puhui, which was established in March 2011 and holds ~~our~~ a Domestic Call Center Service Permit, operates ~~our~~ a website and primarily engages in the credit business;

•	Hexiang Insurance Broker Co., Ltd. or Hexiang Insurance Brokers, which was established in September 2011 and holds ~~our~~ Business Licenses to Professional Insurance Intermediaries, operates ~~our~~ a website and primarily engages in the insurance brokerage business;

U.S. Securities and Exchange Commission Page 3

•	Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. or Dekai Yichuang, which was established in March 2016 and ~~primarily engages in the business of asset management~~ had no business operation other than holding shares as of the date of this annual report;

•	Hainan Haijin Yichuang Data Information Service Co., Ltd. or Yichuang Data, which was established in December 2016 and had no business operation other than holding shares as of the date of this annual report;

•	Haijin Yichuang Financial Leasing Co., Ltd. or Yichuang Financial Leasing, which was established in March 2017 and primarily engages in the business of financial leasing;

•	Hainan Haijin Yichuang Micro-lending Co., Ltd. or Yichuang Micro-lending, which was established in May 2017 and primarily engages in the micro-lending business;

•	Yiren Financial Information Service (Beijing) Co., Ltd. or Yiren Wealth, which was established in October 2016 and operates ~~our~~ a website and a mobile application and primarily engages in the comprehensive wealth business;

•	Heilongjiang Changtuo Technology Development Co., Ltd. or Changtuo Technology, which was established in January 2014 and had no business operation other than holding shares as of the date of this annual report;

•	Tianjin Linyang Information and Technology Co., Ltd. or Tianjin Linyang, which was established in July 2019 and primarily engages in the borrower acquisition services;

•	Beijing Yiding Technology Co., Ltd. or Yiding Technology, which was established in August 2019 and operates ~~our~~ a website and primarily engages in the insurance referral business;

•	Beijing Kechuang Xinlian Technology Co., Ltd. or Kechuang Xinlian, which was established in November 2019 and holds ~~our~~ an Internet Culture Business Permit, an Internet Content Provider License and an Electronic Data Interchange License, operates ~~our~~ a website and a mobile application and primarily engages in the electronic commerce business; and

•	Beijing Yiyouxuan Technology Information Service Co., Ltd. or Yiyouxuan, which was established in July 2022 and holds ~~our~~ an Internet Content Provider License and an Electronic Data Interchange License, operates ~~our~~ a mobile application and primarily engages in the electronic commerce business.

Yiren Digital Ltd. has no equity ownership in the consolidated variable interest entities. Therefore, investors investing in our ADSs are not purchasing equity interest in the consolidated variable interest entities ~~in China~~ but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.”

U.S. Securities and Exchange Commission Page 4

Risk Factors

Our business is subject to complex and evolving Chinese and international laws, page 35

2.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, in future filings, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please provide us your proposed draft disclosure in your response letter.

RESPONSE:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure on pages 35 to 37 under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined):

“Our business is subject to complex and evolving Chinese and international laws and regulations regarding data privacy and cybersecurity. Failure to protect confidential information of our customers and network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

As the regulations regarding data privacy and cybersecurity are quickly evolving in China and globally, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store, process and share data with our customers, suppliers and third-party merchants. Significant capital, managerial and human resources may be required to comply with those legal requirements, enhance information security and to address any issues caused by security failures.

For example, the PRC Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. The exact scopes of certain critical concepts such as important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

In addition, the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, as of the date of this annual report, were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulations provide that data processors shall apply for a cybersecurity review for certain activities. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States or Hong Kong, such as us. For more details of such cybersecurity review requirements, see “Item 4. Information on the Company—B. Business Overview—Regulations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” As of the date of this annual report, we, our PRC subsidiaries, and the consolidated variable interest entities, were not required to go through a cybersecurity review by CAC for our previous issuance of securities to foreign investors according to the Measures for Cybersecurity Review. Pursuant to the Overseas Listing Regulations issued on February 17, 2023, companies in China that directly or indirectly offer or list their securities in an overseas market must file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provide that a company in China must file with the CSRC within three business days after completion of its follow-on offering of securities after it is listed in an overseas market. Thus, the Company will be required to file with the CSRC within three business days after completion of any of its follow-on offering of securities in the New York Stock Exchange, i.e., the overseas market where it is listed, or after submitting its listing application documents to the overseas regulator related to a secondary or dual primary listing of securities in any other overseas market. For secondary listing, dual primary listing or other new foreign listings, the Company also needs to apply for a CAC cybersecurity review if it falls in the categories that require such a review under the Measures for Cybersecurity Review.

U.S. Securities and Exchange Commission Page 5

Furthermore, Measures for Cybersecurity Review, or the Measures, further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Measures, critical information infrastructure operators that procure internet products and services, and online platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. As of the date of this annual report, we have not been informed as a critical information infrastructure operator by any government authorities. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations and we may be subject to cyber security review when purchasing internet products and services or engaging in data processing activities. See “Item 4. Information on the Company—B. Business Overview—Regulations.” We cannot predict the impact of the Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

In addition, given that the Measures on Security Assessment of Cross-border Transfer of Data were recently promulgated in July 2022, it is unclear whether and to what extent we will be subject to these new requirements. As of the date of this annual report, the Company has not conducted any of cross-border transfer of critical data or personal data generated from or collected in the PRC that should be subject to a security assessment.

We may also need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.

We generally comply with industry standards and are subject to the terms of our own privacy policies. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis, nor have we received any inquiry, notice, warning, penalty, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection. We believe, as of the date of this annual report, to the best of our knowledge, our business operations are compliant with the currently effective PRC laws relating to cybersecurity, data security, and personal data and privacy laws in all material respects. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.

U.S. Securities and Exchange Commission Page 6

Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. We are constantly in the process of evaluating the potential impact of the laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices, and have taken and will continue to take reasonable measures to comply with such laws and regulations. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. All these laws and regulations may result in additional expenses and obligations to us and subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. If we are not able to comply with the cybersecurity, network data security, and personal data and privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business, results of operations and reputation.”

~~For example, in December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any ICP provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.~~

~~On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, Measures for Cybersecurity Review or the Measures, which became effective on February 15, 2022, further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Measures, critical information infrastructure operators that procure internet products and services, and online platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to cyber security review when purchasing internet products and services or engaging in data processing activities. The Measures further stipulate that online platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. Given the recency of the issuance of the Measures, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas.~~

U.S. Securities and Exchange Commission Page 7

~~On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, and accepted public comments before December 13, 2021. The Draft Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4. Information on the Company—B. Business Overview—Regulations.” As of the date of this annual report, the Draft Regulations were released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and Hong Kong, such as us. We cannot predict the impact of the Measures and the Draft Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the Measures and the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange and Hong Kong Exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Regulations require that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so, and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.~~

U.S. Securities and Exchange Commission Page 8

~~On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect basic user personal information that is necessary to provide the corresponding services. We do not collect any sensitive personal information or other excessive personal information that is not related to the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations.”~~

~~The Data Security Law and Civil Code are relatively new and subject to interpretation by the regulators. Although we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the PRC Cyber Security Law, the Civil Code and related data privacy and protection laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Item 4. Information on the Company—B. Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.~~

U.S. Securities and Exchange Commission Page 9

~~In addition, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data are stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.~~

~~We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us, and misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against us by governmental authorities or other authorities, damage to our reputation and credibility and could have a negative impact on revenues and profits.~~

~~Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online retail and other online services generally, which may reduce the number of orders we receive.~~”

Holistic Wealth Business, page 75

3.	We note your disclosure on page 76 that you launched a digitized brokerage platform, China Glory, in December 2020 and discontinued the business in February 2022. Please tell us, and revise future filings to disclose, whether you generated any material revenue or incurred any material expense from this business, and if so, where this activity is included in your financial statements.

RESPONSE:

The Company respectfully advises the Staff that during China Glory’s operations from December 2020 to February 2022, the Company had not generated any revenue from, and had only incurred nominal expenses for, the operations of China Glory. In 2020, 2021 and 2022, the expenses incurred relating to China Glory were RMB1.6 million, RMB3.8 million and RMB1.5 million (US$224 thousand), respectively. These expenses were included in the “operating costs and expenses” of the Company’s consolidated statements of operations for each year, and consist primarily of payroll and related expenses.

U.S. Securities and Exchange Commission Page 10

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure on page 76 under “Item 4. Information on the Company—B. Business Overview—Holistic Wealth Business” in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined):

“China Glory is our digitalized brokerage platform that was launched in December 2020 as a pilot program and offers offshore securities and stock products to China’s mass affluent and high-net-worth population. We discontinued this business in February 2022 to comply with new regulatory guidelines. China Glory had applied to ~~revoke~~cancel the License of Dealing in Securities and Dealing in Futures Contracts, and as of June 28, 2022, Hong Kong Securities and Future Commission had approved such application. During China Glory’s operations between December 2020 and February 2022, no revenue had been generated from, and only nominal expenses consisting primarily of payroll and related expenses had been incurred for, the operations of this digitalized brokerage platform.”

Credit-tech Business, page 76

4.	Please provide us with, and revise future filings to include, an enhanced description of the business that generates financing services revenue, the types of revenue streams (e.g., fees, interest income, etc.) included in financing services revenue, and how the financing services business differs from your loan facilitation services business, which generates loan facilitation and post-origination services revenue.

RESPONSE:

The Company respectfully proposes to revise the referenced disclosure on page 76 under “Item 4. Information on the Company – B. Business Overview – Credit-tech Business” and page 81 under “Item 4. Information on the Company – B. Business Overview – Retail Credit Solution – Our Loan Products” in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined). The Company also undertakes to revise and clarify the differences between loan facilitation services business (which generates loan facilitation and post-origination services revenue) and financing services business (which generates financial services revenue) throughout its future Form 20-F filings.

“Credit-tech Business

We ~~provide credit loan facilitation services~~ offer a diversified portfolio of loan products financed by third party funding partners or subsidiaries of the consolidated variable interest entities to high-quality and selected underserved borrowers in China. Our credit-tech business automates key aspects of our ~~credit~~ loan facilitation ~~business~~ services and financing services. Leveraging our credit-tech platform, we deliver more efficient credit decisioning, pricing, servicing and support operations services, and thus we are able ~~enables us~~ to provide an effective solution to address largely underserved borrower demand in China. ~~Borrowers can access loans products through a fast and easy-to-use online interface. Our credit-tech platform enables more efficient credit decisioning, pricing, servicing and support operations. We provide a diversified portfolio of loan products.~~ As of December 31, 2022, we had served approximately 7.3 million borrowers. In 2020, 2021 and 2022, the aggregate loans we facilitated and/or financed amounted to RMB11,651.5 million, RMB23,195.2 million and RMB22,623.1 million (US$3,280.0 million). ~~in loans. Funds provided to our borrowers are sourced from institutional funding partners primarily including commercial banks, trusts, microloan companies and consumer finance companies. We have ceased accepting new funding from individual investors on our online lending information intermediary platform since September 2020.~~

U.S. Securities and Exchange Commission Page 11

~~In addition, we believe we have developed an industry leading risk management system using our proprietary credit decisioning and fraud detection modules. After obtaining borrower consent, we accumulate data from our expanding borrower base to continually enhance the sophistication and reliability of our risk management system. Our proprietary risk management system enables us to assess the creditworthiness of borrowers more effectively in a market where reliable credit scores and borrower databases are still at an early stage of development. This system also enables us to appropriately price the risks associated with borrowers and offer quality loan investment opportunities to our institutional funding partners.~~

~~For our credit-tech business, we generate revenue primarily from loan facilitation services we offer to our borrowers in three ways: (i) loan facilitation service fees paid by institutional partners; (ii) post origination service fees paid by institutional partners; and (iii) financing service fees paid by borrowers and institutional partners when we use our own capital to make loans through our licensed subsidiaries, including our leasing companies and microloan companies.~~

Under our credit-tech business, the loans are funded either by third parties or subsidiaries of the consolidated variable interest entities. With respect to the loans funded by third parties, we have ceased accepting new funding from individual investors since September 2020, and have instead accepted new funding only from institutional funding partners, such as commercial banks, trusts, microloan companies, consumer finance companies and financial leasing companies. In 2020, 2021 and 2022, we facilitated RMB10,293.1 million, RMB21,506.3 million and RMB22,622.5 million (US$3,279.9 million) loans that were funded by third parties. The loans funded by subsidiaries of the consolidated variable interest entities, such as microloan companies and financial leasing companies, are primarily auto-secured loans and property-secured loans, and amounted to RMB1,358.4 million, RMB1,688.9 million and RMB648 thousand (US$94 thousand) in 2020, 2021 and 2022, respectively.

For the loans funded by third parties, we receive from third-party funding partners, and guarantee companies if any, (i) the loan facilitation service fees for our technology-enabled borrower acquisition services, and (ii) the post-origination service fees for our post-origination loan management and collection services, including payment reminder services, payment collection services, overdue payment monitoring services, and lawsuit filing services under certain circumstances, among others.

For the loans funded by subsidiaries of the consolidated variable interest entities, we charge financing service fees that consist of (i) interest income charged from borrowers, and (ii) transaction fees indirectly charged from borrowers, which are collected through guarantee companies.

We also generate revenue from sales of products and services on our e-commerce channel, which are recorded as revenue from electronic commerce services. In August 2021, we launched an e-commerce channel within Yiren Credit’s APP to better address our users’ consumption needs by offering an array of products and services. We offer a wide variety of competitively priced products on our e-commerce channel across various categories including skin care and beauty, electronics and appliances and allow users to finance purchases through our loan products. The strategic deployment of the e-commerce channel further enhances our customer acquisition capabilities, and effectively increases our user retention and customer value, as well as generating an additional revenue stream, diversifying our ~~current~~ revenue structure. ~~Therefore, we also generate revenue from sales of products and services on our e-commerce channel.~~

Our total net revenue (reflecting the Acquired Businesses and the Disposed Business) increased from RMB3,962.0 million in 2020 to RMB4,477.9 million in 2021, and then decreased to RMB3,434.6 ~~in 2022~~ million (US$498.0 million) in 2022. After reflecting the Acquired Businesses and the Disposed Business, we had a net loss of RMB692.7 million in 2020, a net income of RMB1,033.0 million in 2021, and a net income of RMB1,194.9 million (US$173.2 million) in 2022.”

U.S. Securities and Exchange Commission Page 12

“Our Loan Products

Our Yiren Credit platform primarily facilitates unsecured loan products to borrowers. We believe that these loans are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. In the past, we also facilitated auto-secured loans and property-secured loans, or financed these secured loans through subsidiaries of the consolidated variable interest entities. ~~All of our loan products feature fixed monthly payments.~~ In order to optimize our product mix and enhance our overall operating efficiencies, we started to scale back loan facilitations of secured loan products and reduced the number of our offline networks in 2021. We ceased ~~discontinued~~ to facilitate or finance auto-secured loans and property-secured loans in February 2022.

Unsecured Consumer Loan Products

Small Revolving Loans. ~~Our~~ We facilitated small revolving loans that are unsecured loans with average ticket size ranging from RMB4,000 to RMB6,000 and terms ranging from 3 months to 12 months. Small revolving loan product was launched in 2020 and has been enjoying a high popularity among our borrowers, leading a continuously growing proportion of our overall loan portfolio. In 2022, small revolving loans accounted for 71.9% of total loan facilitation volume. Historically we also facilitated ~~provided~~ general unsecured loan products with initial loan amounts ranging from RMB1,000 to RMB200,000 and terms ranging from 3 months to 24 months. We ~~The company~~ started to pro-actively scale back general unsecured loan products since the first quarter of 2020 and ceased to ~~provide~~ facilitate such products in February 2022 as we continue to optimize our product structure and enhance profitability.

Small Business Loans. ~~Prior to the first quarter of 2023, w~~We ~~provided~~ facilitate unsecured small business loans that enabled business owners to meet their financing needs. Our small business loan products offered loan terms ranging from 1 month to 24 months with loan amounts ranging from RMB10,000 to RMB4,000,000. Meanwhile, as ~~the company notes~~ we note that certain proportion of borrowers of ~~our~~ small revolving loans are small or mini business owners with high quality credit records, we started to facilitate ~~offer those borrowers with~~ smaller-ticket-sized small and medium enterprise (SME) loans for those borrowers ~~at~~ since the end of 2022.

Secured Consumer Loan Products

In the past, we ~~We used to~~ facilitated and financed ~~secured financial leasing loans,~~ auto-secured loans and property~~-~~secured loans. ~~Our financial leasing~~ These secured loan products offered loan terms of 12, 24 and 36 months with loan amounts ranging from RMB30,000 to RMB300,000. In order to optimize product mix and revenue structure, we ~~discontinued~~ ceased secured loan facilitation and financing operations in February 2022.

Since 2018, we have been collaborating with third-party guarantee companies which provide credit enhancement services for the borrowers in all of the loans facilitated by us or financed by subsidiaries of the consolidated variable interest entities, including unsecured and secured consumer loan products. We also collaborated with one insurance company which provided credit enhancement services since 2018, but our cooperation with such insurance company ceased in August 2020. We believe that the additional credit enhancement provided by the third-party guarantee companies and the insurance company help funding parties lower their risks and improve their loan collection performance.

U.S. Securities and Exchange Commission Page 13

Loan Pricing Mechanism

We use a proprietary credit scoring model to assess the creditworthiness of potential borrowers. Our credit scoring model aggregates and analyzes the data submitted by the borrower as well as the data we collect from a number of internal and external sources after obtaining the borrower’s full consent, and then generates a score for the prospective borrower. In addition, we use our credit scoring systems to more accurately characterize a borrower’s credit profile. Under our credit scoring systems, we have an upgraded risk grid with various segments. The expected M3+ Net Charge-off Rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments.

All of the loans offered through our marketplace feature fixed monthly payments with fixed interest rates, which are paid to the funding parties, either the third-party institutional funding partners or subsidiaries of the consolidated variable interest entities. ~~We facilitate loans to institutional funding partners only and charge services fees by providing technology-enabled borrower acquisition and facilitation services to our institution partners. For some institutional partners, we also provide post- facilitation services at their request.~~ In addition, guarantee companies that cooperate with us will charge borrowers guarantee fees for the ~~guarantee~~ credit enhancement services they provide. Each of these fees is charged as a percentage of the loan contract. The ~~A~~ penalty ~~fee~~ fees for late payment and prepayment ~~is~~ are imposed as a percentage of the ~~amount~~ past due amounts and the contract amounts respectively. All fees that are payable by the borrowers are clearly disclosed to the borrower upfront. ”

Funding Sources, page 80

5.	We note your disclosure that funding sources for loans facilitated include banks, trusts, microloan companies and consumer finance companies. Please tell us, and revise future filings to disclose, the amount or percentage of funding provided by each of these sources, for each period presented, accompanied by a discussion of any material changes, or trends, in funding sources.

RESPONSE:

In response to the Staff’s comment, the Company respectfully proposes to include a table demonstrating the amount and percentage of funding provided by each different funding source for each period presented, accompanied by a discussion of material changes or trends in each funding source, substantially in the form below, on page 80 under “Item 4. Information on the Company – B. Business Overview – Retail Credit Solution – Funding Sources” in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined):

“Funding Sources

Under our credit-tech business, the loans are funded either by third parties or subsidiaries of the consolidated variable interest entities. With respect to the loans funded by third parties, we have ceased accepting new funding from individual investors since September 2020, and have instead accepted new funding only from institutional funding partners, such as commercial banks, trusts, microloan companies, consumer finance companies and financial leasing companies. In 2020, 2021 and 2022, we facilitated RMB10,293.1 million, RMB21,506.3 million and RMB22,622.5 million (US$3,279.9 million) loans that were funded by third parties. The loans funded by subsidiaries of the consolidated variable interest entities, such as microloan companies and financial leasing companies, are primarily auto-secured loans and property-secured loans, and amounted to RMB1,358.4 million, RMB1,688.9 million and RMB648 thousand (US$94 thousand) in 2020, 2021 and 2022, respectively.

U.S. Securities and Exchange Commission Page 14

~~Funding sources for loans facilitated by us include institutional funding partners, such as banks, trusts, microloan companies and consumer finance companies. We have ceased accepting new funding from individual investors on our online lending information intermediary platform since September 2020.~~

……

The following table sets forth a breakdown of loans by the funding source, both in absolute amount and as a percentage of the total loan volume, for the periods presented:

	For the Year Ended December 31,
	2020		2021			2022
	RMB	%	RMB	%		RMB	US$	%

	(in thousands, except for percentages)
Third party capital
Microloan companies	3,460,416	29.7	14,495,586	62.5		12,175,351	1,765,260	53.8
Banks	689,203	5.9	2,740,551	11.8		6,801,585	986,137	30.1
Consumer finance companies	-	-	111,562	0.5		3,456,515	501,148	15.3
Trusts	106,369	0.9	91,696	0.4		127,856	18,537	0.5
Financial leasing companies	4,000,451	34.3	4,060,443	17.5		-	-	-
Others	2,036,645	17.5	6,484	-	*	61,146	8,865	0.3
Subtotal	10,293,084	88.3	21,506,322	92.7		22,622,453	3,279,947	100.0

Own capital
Financial leasing companies	1,347,529	11.6	1,687,242	7.3		648	94	-	*
Microloan companies	10,850	0.1	1,660	-	*	-	-	-
Subtotal	1,358,379	11.7	1,688,902	7.3		648	94	-	*
Total	11,651,463	100.0	23,195,224	100.0		22,623,101	3,280,041	100.0

Note:

* Less than 0.1% of the total loan volume.

In recent years, we continuously enhanced our collaboration with third-party funding partners that provide quality and low-cost financing. We also proactively expanded our collaboration with different funding sources to support our business growth and to lower the risks of reliance on any single funding source. Therefore, the funding volume provided by third party funding partners, particularly the third party microloan companies, banks, consumer finance companies and trusts showed an increasing trend from 2020 to 2022, other than a slight decrease in funding from microloan companies from 2021 to 2022 due to the collaboration with a more diverse pool of funding partners. Among these partners, we were able to cooperate more with those characterized by lower funding costs, such as banks. On the contrary, others which mainly represented funding from individuals decreased significantly from RMB2,036.6 million in 2020 to RMB6.5 million in 2021 and RMB61.1 million in 2022, primarily because we have ceased accepting new funding from individual investors since September 2020.

Furthermore, the changes in our product and service offerings also affected the funding volume provided by different funding sources from 2020 to 2022. In February 2022, we ceased the offering of secured loan products, which were primarily funded by third party financial leasing companies or by the consolidated financial leasing companies. Therefore, the funding from these entities showed a significant decreasing trend from 2021 to 2022. In particular, the funding provided by third-party financial leasing companies decreased from RMB4,060.4 million in 2021 to nil in 2022, and the funding provided by the consolidated financial leasing companies decreased from RMB1,687.2 million in 2021 to RMB648 thousand in 2022.

U.S. Securities and Exchange Commission Page 15

Organizational Structure, page 110

6.	In future filings, disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Please include your proposed disclosure in your response letter.

RESPONSE:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure on page 110 under “Item 4. Information on the Company—C. Organizational Structure” in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined):

“C. Organizational Structure

Yiren Digital Ltd. is not an operating company but a Cayman Islands holding company with operations conducted by (i) its subsidiaries and (ii) the consolidated variable interest entities with which its subsidiaries have maintained contractual arrangements. PRC laws and regulations restrict and impose conditions on foreign investment in internet culture business and certain value-added telecommunication services such as internet content provision services. Accordingly, we operate these businesses in China through the consolidated variable interest entities, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their shareholders to consolidate the financial results of the consolidated variable interest entities in accordance with U.S. GAAP. Investors in our ADSs are not purchasing equity interest in the consolidated variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements or exclusive business cooperation agreements, as applicable, intellectual property rights license agreements, equity pledge agreements, powers of attorney and business operation agreements, have been entered into by and among our subsidiaries, the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual agreements, we are considered the primary beneficiary of these variable interest entities and have consolidated the financial results of these variable interest entities in our consolidated financial statements.

U.S. Securities and Exchange Commission Page 16

These contractual arrangements may not be as effective as direct ownership. Under the current contractual arrangements, we rely on the performance by such consolidated variable interest entities and their respective shareholders of their obligations under the contracts. The shareholders of such consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with such consolidated variable interest entities. Although we have the right to replace any shareholder of such consolidated variable interest entities under their respective contractual arrangements, if any shareholder of such consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system.

If the consolidated variable interest entities, or their respective shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of such consolidated variable interest entities were to refuse to transfer their equity interest in such consolidated variable interest entities, as the case may be, to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entities and their shareholders. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations.

In addition, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. There are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of the arbitration should legal action become necessary. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to conduct the business operations of the consolidated variable interest entities, and our ability to conduct our business may be negatively affected. For more details of these potential risks, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities, and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the consolidated variable interest entities or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

U.S. Securities and Exchange Commission Page 17

The following diagram illustrates our corporate structure, including our subsidiaries, the consolidated variable interest entities, and our consolidated assets backed financing entities, as of the date of this annual report:

Yiren Digital Ltd. (Cayman Islands)
100%
YouRace Digital Holdings HK Limited ("YouRace HK") (Hong Kong)
100%
Yiren Blue Boyage Limited ("Blue Boyage") (Cayman Islands)
100%
Yiren Vision Pte. Ltd. ("Yiren Vision") (Singapore)
99.99%
Cashama Financing Corp. ("Cashama Financing") (Filipion)
100%
Creditable Lending Corporation ("Creditable Lending") (Filipion)
100%
Yiren Green Management Limited ("Yien Green") (Hong Kong)
100%
China Glory Securities Company Limited ("China Glory")
Outside China
Inside China
100%
YouRace Hengchuang Technology Development (Beijing) Co., Ltd. ("YouRace Hengchuang")
100%
Zhenzhi Youpin (Hainan) Technology Trade Co., Ltd. ("Zhenzhi Youpin")
100%
Chongqing Hengyuda Technology Co., Ltd. ("Hengyuda")
100%
Yiren Hengsheng Technology Development (Beijing) Co., Ltd. ("Yiren Hengsheng")
100%
Shenzhen Zhongbang Information Consulting Service Co., Ltd.
100%
Yiren Information Consulting (Beijing) Co., Ltd. ("Yiren Information")
100%
Fujian Jiaying Financing Guarantee Co., Ltd. ("Fujian Jiaying")
CreditEase Puhui Information Consultant(Beijing)Co.,Ltd. ("CreditEase Puhui")(1)
100
Dekai Yichuang Asset Management (Shenzhen) Co., Ltd. ("Dekai Yichuang")
100
Tianjin Linyang Information and Technology Co., Ltd. ("Tianjin Linyang")
100
Hainan Haijin Yichuang Data Information Service Co., Ltd. ("Yichuang Data")
100
Haijin Yichuang Financial Leasing Co., Ltd. ("Yichuang Financial Leasing")
50%
50%
Hainan Haijin Yichuang Micro-lending Co., Ltd. ("Yichuang Micro-lending")
Zhongrong - Keyue No.1 Single Fund Trust ("Keyue No.1")
Zhongrong - Keyue No.2 Single Fund Trust ("Keyue No.2")
Bohai Trust Huian No. 49 Single Fund Trust ("Huian No. 49")
Yiren Financial Information Service (Beijing) Co., Ltd. ("Yiren Wealth")(2)
100%
Beijing Yiyouxuan Technology Information Service Co.,Ltd. ("Yiyouxuan")
100%
Heilongjiang Changtuo Technology Development Co., Ltd. ("Changtuo Technology")
100%
Baijunda Logistics (Wuhan) Co., Ltd. ("Baijunda")
49%
100%
Wuhan Linyi Business Consulting Co., Ltd. ("Wuhan Linyi")
51%
Hexiang Insurance broker Co., Ltd. ("Hexiang Insurance Broker")
100%
HeAnjun Auto Service(Wuhan) Co., Ltd ("HeAnjun")
100%
Beijing Kechuang Xinlian Technology Co., Ltd.
100%
Beijing Yiding Technology Co., Ltd. ("Yiding Technology")
Equity interest
Contractual arrangement
Consolidated Assets Backed Financing Entities

Notes:

(1)   The shareholders of CreditEase Puhui are Mr. Ning Tang and Ms. Mei Zhao, holding 99% and 1% of CreditEase Puhui's equity interest, respectively. Mr. Ning Tang is our executive chairman and Ms. Mei Zhao is one of our employees.

(2)   The shareholders of Yiren Wealth Management are Pucheng Credit Assessment and Management (Beijing) Co., Ltd., Mr. Ning Tang, Mr. Fanshun Kong and Ms. Yan Tian, holding 84.53%, 6.19%, 4.64% and 4.64% of Yiren Wealth Management's equity interest, respectively. The shareholders of Pucheng Credit Assessment and Management (Beijing) Co., Ltd. are Mr. Ning Tang and Ms. Yan Tian, ultimately holding 95% and 5% of its equity interest, respectively. Mr. Ning Tang is our executive chairman, Mr. Fanshun Kong is a non-executive PRC employee of CreditEase, and Ms. Yan Tian is a third-party individual designated by CreditEase.”

The Company further undertakes to add the diagram of the Company's corporate structure, including who the equity ownership interests are of each entity, on page 110 of the 2022 Form 20-F to the outset of Item 3 in its future Form 20-F filings.

U.S. Securities and Exchange Commission Page 18

The Company also respectfully refers the Staff to the disclosure under “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the Consolidated Variable Interest Entities” in the 2022 Form 20-F which describes in detail all contracts and arrangements with the consolidated variable interest entities, and the risk factors described under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities, and their respective shareholders for a portion of our business operations, which may not be as effective as direct ownership,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” in 2022 Form 20-F on detailed discussion of the reasons of risks related to the Company’s corporate structure and contractual arrangements.

Item 5. Operating and Financial Review and Prospects, page 115

7.	Please revise future filings disclosures in this section and throughout the filing to better describe the fundamental differences between loan facilitation services whereby you facilitate loans between borrowers and institutional investors compared to loan origination services whereby you make loans to borrowers directly with your own capital. Please discuss the facts and circumstances under which you would facilitate loans between borrowers and investors versus originate loans with your own capital, whether the loans are on or off-balance sheet, and the revenue streams associated with loans facilitated between borrowers and institutional investors versus loans originated or funded with the Company’s own capital.

RESPONSE:

The Company respectfully refers the Staff to the response to comment 4 for the differences between loan facilitation services whereby the Company facilitates loans between borrowers and institutional investors compared to the financing services (not the loan origination services) whereby the subsidiaries of the consolidated variable interest entities make loans to borrowers directly with their own capital.

In response to the Staff’s comment, the Company proposes to revise the following referenced disclosure in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined). The Company also undertakes to revise and clarify the differences between loan facilitation services business (which generates loan facilitation and post-origination services revenue) and financing services business (which generates financial services revenue) throughout its future Form 20-F filings.

On page 116 under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Overview”

“In 2022, the majority of our revenues ~~was~~ were generated from our credit-tech business, which included ~~Our credit-tech business generates revenues primarily from loan facilitation services we offer to our borrowers in three ways:~~ (i) loan facilitation service fees paid by institutional partners; (ii) post origination service fees paid by institutional partners; ~~and~~ (iii) financing service fees, including interest income and transaction fees, paid by borrowers ~~and institutional partners~~ when the subsidiaries of the consolidated variable interest entities use ~~our~~ their own capital to make loans ~~through our licensed subsidiaries~~, ~~including our leasing companies and microloan companies~~ and (iv) revenue from sales of products and services on our e-commerce channel.”

U.S. Securities and Exchange Commission Page 19

On pages 121-123 under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Selected Statements of Operations Items – Net revenue”

“Net Revenue

Our net revenue~~s~~ consists of revenue~~s~~ from loan facilitation services and post-origination services in connection with loans funded by third party institutions, account management services, insurance brokerage services, financing services in connection with loans funded by subsidiaries of the consolidated variable interest entities, electronic commerce services, and others. The following table sets forth the breakdown of our net revenue, both in absolute amount and as a percentage of our total net revenue, for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenue:
Loan facilitation services	1,329,720	33.6	2,105,776	47.0	1,362,685	197,571	39.7
Post-origination services	670,440	16.9	174,255	3.9	204,336	29,626	5.9
Account management service	921,779	23.3	—	—	—	—	—
Insurance brokerage services	430,830	10.9	755,691	16.9	731,797	106,101	21.3
Financing services	59,658	1.5	524,840	11.7	278,783	40,420	8.1
Electronic commerce services	—	—	33,114	0.7	302,896	43,916	8.8
Others	549,535	13.8	884,253	19.8	554,123	80,339	16.2
Total net revenue	3,961,962	100.0	4,477,929	100.0	3,434,620	497,973	100.0

Loan facilitation and post-origination service fees

We provide loan facilitation services to third party institutional funding partners and borrowers. The loans funded by these third parties are primarily unsecured small revolving loans and small business loans, and in 2020 and 2021, loans funded by third parties also included auto-secured loans. For more details of these loan products, please see “Item 4. Information on the Company – B. Business Overview – Retail Credit Solution – Our Loan Products.” For these loans, we receive from the third party funding partners, and guarantee companies, if any, (i) the loan facilitation service fees for our technology-enabled borrower acquisition services, and (ii) the post-origination service fees for our post-origination loan management and collection services, including payment reminder services, payment collection services, overdue payment monitoring services, and lawsuit filing services under certain circumstances, among others.

All of the loan products facilitated by us feature fixed monthly payments. After our third party funding partners, and guarantee companies if any, receive the principals, interests and guarantee service fees from the borrowers in monthly installments, they will in turn pay us the service fees according to the settlement agreed period.

We recognize revenue when (or as) we satisfy the service/performance obligation by transferring a promised service to a customer. Revenues from loan facilitation services are recognized at the time a loan is originated between the investor and the borrower and the loan principal is transferred to the borrower, at which time the loan facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. As these services are provided in respect of loans funded by third parties, we only recognize such service fees as revenue, and do not record the principal and interest amounts of loans provided by such third party funding partners on our consolidated balance sheet.

U.S. Securities and Exchange Commission Page 20

~~Revenues from loan facilitation are recognized at the time a loan is originated, at which time the facilitation service is considered completed. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided. Revenues from guarantee services, if any, are recognized through performance of the guarantees (by making payments for defaults).~~

~~Transaction and service fees. We charged borrowers transaction fees for the work we performed through our platform in connecting borrowers with investors and for facilitating loan transactions, which are recognized as loan facilitation service and post-origination service revenue. The amount of the transaction fee charged is based upon the pricing and amount of the underlying loan. After we disposed of the online consumer lending platform targeting individual investors, we charge our institutional funding partners for technology-enabled borrower acquisition and facilitation services provided to them, which are recognized as revenues of loan facilitation services and post-origination services.~~

~~The expected net charge off rate and actual observed results for each of these customer groups divide potential borrowers into distinctively different credit segments. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Proprietary Credit Scoring Model and Loan Qualification System.”~~

The ~~transaction and service fee~~ respective rate of loan facilitation service fees and post-origination service fees that we charge varies mainly depending on the different risk grade of the loans facilitated. For loans within the same risk grade, the ~~transaction and service~~ fee rate also varies depending on the different terms of the loans and different repayment schedules. ~~The rate for transaction and service fees we charge is a component of the total cost of borrowing for the borrowers, with the other component being the fixed interest rate to funding source and fees related to the credit assurance program or insurance charges from PICC Property and Casualty Company Limited, or PICC, from May 2018 to August 2020 for each risk grade~~ In 2020, 2021 and 2022, our weighted average ~~transaction and~~ service fee rate for our loan facilitation services and post-origination services was 16.8%, 14.4% and 7.0%, respectively. The decrease in the weighted average ~~transaction~~ fee rate from 2020 to 2021 was primarily due to the decrease in the average term ~~and transaction fee rate~~ of the loans facilitated by us due to business transition. The decrease in the weighted average ~~transaction~~ fee rate from 2021 to 2022 was primarily due to the robust growth in small revolving loan products as a result of our business transition. Such small revolving loan products feature a shorter average maturity term, which result in lower weighted average service fee rate.

We have implemented and will continue to implement a tighter risk policy to proactively control our business growth in order to improve the asset quality of new loans facilitated through our marketplace.

Account management service fees

~~On December 31, 2020, we disposed of the online consumer lending platform targeting individual investors, and there has been no revenue from account management service since January 2021.~~

U.S. Securities and Exchange Commission Page 21

~~Monthly management fees.~~ We used to charge individual investors monthly management service fees ~~fee~~ for using the automated investing tool and the self-directed investing tool, which was recognized as account management services revenue. The management service fees charged to individual investors for the automated investing tool or self-directed investing tool were collected on a monthly basis through the investment period or on maturity of investment.

~~Under Topic 606, the transaction price of account management service is the management fee charged to investors monthly as the excess of actual return over the expected return. The service fees derived from investors using the automated investment tool are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period.~~

On December 31, 2020, we consummated a~~nother~~ business restructuring with CreditEase to streamline our service lines and reposition us as a comprehensive digital personal financial management platform in China. In connection with the business restructuring, we disposed of the online consumer lending platform targeting individual investors as the funding source, and as a result, there has been no revenue from account management service since January 2021.

(Please see response to comment 11 for the proposed revisions to “Insurance brokerage commissions.”)

Financing service fees. ~~We charge borrowers and institution partners when we use our own capital to make loans through our licensed subsidiaries, including our leasing companies and microloan companies.~~

Subsidiaries of the consolidated variable interest entities, such as microloan companies and financial leasing companies, also provide loans to borrowers using their own capital. The loans funded by these entities are primarily auto-secured loans and property-secured loans. For more details of these secured loans, please see “Item 4. Information on the Company – B. Business Overview – Retail Credit Solution – Our Loan Products.” For the loans funded by subsidiaries of the consolidated variable interest entities, we charge financing service fees that consist of (i) interest income charged from borrowers, and (ii) transaction fees indirectly charged from borrowers, which are collected through guarantee companies. We recognize the financial services revenue, including the interests charged to the borrowers and transaction fees collected by the guarantee companies, over the lifetime of the loans using the effective interest method. The principal and interests of such loans are recorded on our consolidated balance sheet.

……”

On page 128 under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Segment Information – Consumer Credit Segment”

“Revenue from our consumer credit segment decreased by 38.5% to RMB1,959.7 million (US$284.1 million) in 2022 from RMB3,184.3 million in 2021, primarily due to the decrease in the weighted average transaction fee rate of small revolving loan products as a result of our business transition. In particular, revenue from our loan facilitation services was RMB1,362.7 million (US$197.6 million) in 2022, representing a 35.3% decrease from RMB2,105.8 million in 2021, mainly due to a significant decrease of the weighted average service fee rate for our loan facilitation services and post-origination services from 14.4% in 2021 to 7.0% in 2022, despite a slight increase of the loans facilitated by us from RMB21,506.3 million in 2021 to RMB22,622.5 million in 2022. Revenue from financing services was RMB278.8 million (US$40.4 million) in 2022, representing a 46.9% decrease from RMB524.8 million in 2021, mainly as we ceased the financing services for auto-secured loans and property-secured loans funded by the subsidiaries of the consolidated variable interest entities in February 2022. Revenue from others was RMB113.9 million (US$16.5 million) in 2022, representing a 70% decrease from RMB379.4 million in 2021, mainly due to a decrease of RMB123.7 million in technical support service revenue and a decrease of RMB110.2 million in value-added services for auto-secured loans revenue. The decreases were partially offset by an increase of 17.3% in revenue from post-origination services from RMB174.3 million in 2021 to RMB204.3 million (US$29.6 million) in 2022, mainly due to better loan collection performance in 2022, which resulted in higher amount of revenue recognized as post-origination services revenue.

U.S. Securities and Exchange Commission Page 22

Revenue from our consumer credit segment increased by 25.9% to RMB3,184.3 million in 2021 from RMB2,529.6 million in 2020, primarily driven by the growth in the volume of loans facilitated through our marketplace, which increased to RMB23,195.2 million in 2021 from RMB11,651.5 million in 2020. In particular, revenue from our loan facilitation services reached RMB2,105.8 million in 2021, representing a 58.4% increase from RMB1,329.7 million in 2020, mainly due to an increase in the volume of loans facilitated by us from RMB10,293.1 million in 2020 to RMB21,506.3 million in 2021. Revenue from our financing services was RMB524.8 million in 2021, representing a 779.7% increase from RMB59.7 million in 2020, mainly due to a significant increase of auto-secured loans funded by the subsidiaries of the consolidated variable interest entities from RMB1,347.5 million in 2020 to RMB1,687.2 million in 2021. The overall growth in both loan volume and number of borrowers was due to our enhanced digital operating capabilities and improved servicing standards, as we expanded our products into more diversified consumption scenarios and effectively increased our customer base. The increase was partially offset by a decrease of 74.0% in revenue from post-origination services from RMB670.4 million in 2020 to RMB174.3 million in 2021, mainly due to our decreased offering of post-origination services from 2020 to 2021.”

Loan Performance Data, page 120

8.	Please tell us whether the loan performance data relates to loans facilitated between borrowers and institutional investors only (i.e., off-balance sheet loans) or if it includes loans made directly to borrowers using your own capital (i.e., on-balance sheet loans). In future filings, please provide disaggregated loan performance data and commentary for loans facilitated between borrowers and institutional investors and loans made directly to borrowers with your own capital for all periods presented. For loans made directly to borrowers with your own capital, please revise to include, but don’t necessarily limit your disclosure to, loans past due, non-performing loans, classified loans, charge-offs, recoveries, provision for loan loss, and allowance for credit losses, and provide a discussion of any information relevant to understanding the trends/changes in these items, and how the changes in credit quality impacted your allowance for credit losses. Please provide a draft of your proposed disclosure in your response. Refer to SAB Topic 11.K.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits that the loan performance data on pages 120 and 121 under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Loan Performance Data” relates to both loans facilitated between borrowers and third-party institutional parties and loans made to borrowers by the subsidiaries of the consolidated variable interest entities using their own capital.

The Company respectfully advises the Staff that it does not analyze the disaggregated loan performance data for loans made to borrowers with the capital of subsidiaries of the consolidated variable interest entities. The relatively small volume of these loans makes it challenging to generate meaningful loan performance data, as the performance of each individual loan can substantially impact the overall statistics, hindering the identification of statistically significant linear trends. In addition, the Company ceased its secured loan facilitation and financing operations in February 2022, resulting in a substantial decrease in the total amount of loans funded by the subsidiaries of the consolidated variable interest entities from RMB1,688.9 million in 2021 to only RMB648 thousand (US$94 thousand) in 2022. Furthermore, regardless of the funding sources, the loans under the Company’s loan facilitation model consistently target a uniform borrower demographic that exhibits no significant differences in risk preferences and characteristics. Differences in funding sources do not translate into variations in product design and risk management. Therefore, the Company believes that the disaggregated disclosure or analysis of such data would not hold any significance in demonstrating loan performance and could potentially confuse investors, as these data points do not serve as effective indicators for assessing risks related to product and business management, and thus respectfully requests not to disclose such disaggregated loan performance data in its future Form 20-F filings.

U.S. Securities and Exchange Commission Page 23

Notwithstanding the foregoing, the Company respectfully submits in this response letter the disaggregated loan performance data of loans funded by third parties and by the subsidiaries of the consolidated variable interest entities. These figures are only presented for the Staff’s reference to better understand the limited meaningfulness of disclosing disaggregated loan performance data for loans funded by the subsidiaries of the consolidated variable interest entities. In addition to the loan performance data presented below, the Company respectfully refers the Staff to the response to comment 19 related to the financing receivables for other performance data for the loans funded by the subsidiaries of the consolidated variable interest entities, such as average loan period, classified loans, provision for loan loss, and allowance for credit losses.

Please see below the disaggregated loan performance data of loans funded by third parties and by the subsidiaries of the consolidated variable interest entities:

Loans funded by third parties

Delinquency Rates

As to loans funded by the third parties, as of December 31, 2022, the delinquency rates for these loans that are past due for 15-29 days, 30-59 days and 60-89 days are as follows:

	Delinquent for
	15-29 days	30-59 days	60-89 days
Loans Funded by Third parties
December 31, 2020	0.6%	0.8%	0.7%
December 31, 2021	0.9%	1.5%	1.2%
December 31, 2022	0.7%	1.2%	1.1%

U.S. Securities and Exchange Commission Page 24

M3+ Net Charge-off Rates

The following chart displays the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2022, by vintage, for loan products funded by third parties for each of the months shown:

In addition, the following table provides the amount of loans funded by third parties during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rate data as of December 31, 2022 for the loans facilitated during each of the periods:

Period	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-off (1) as of December 31, 2022	M3+ Net Charge-off Rate (2) as of December 31, 2022
	(in RMB thousands)	(in RMB thousands)%
2018	4,185,743	393,147	9.4
2019	3,405,143	397,326	11.7
2020	8,256,440	669,655	8.1
2021	21,506,323	1,369,212	6.4
2022 Q1~Q3	15,838,929	316,444	2.0

(1)	The Company defines M3+ Net Charge-off, with respect to loans facilitated during a specified time period, which the Company refers to as a vintage, as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent.

(2)	The Company defines M3+ Net Charge-off Rate, with respect to loans facilitated during a specified time period, which the Company refers to as a vintage, as the M3+ Net Charge-off divided by the total initial principal of the loans facilitated in such vintage.

U.S. Securities and Exchange Commission Page 25

Loans funded by Subsidiaries of the Consolidated Variable Interest Entities

Delinquency Rates

As to loans funded by the subsidiaries of the consolidated variable interest entities, as of December 31, 2022, the delinquency rates for these loans that are past due for 15-29 days, 30-59 days and 60-89 days are as follows:

	Delinquent for
	15-29 days	30-59 days	60-89 days
Loans Funded by Subsidiaries of the Consolidated Variable Interest Entities
December 31, 2020	0.1%	0.1%	0.1%
December 31, 2021	0.9%	1.6%	1.3%
December 31, 2022	1.3%	2.0%	2.2%

M3+ Net Charge-off Rates

The following chart displays the historical lifetime cumulative M3+ Net Charge-off Rates through December 31, 2022, by vintage, for loan products funded by the subsidiaries of the consolidated variable interest entities for each of the months shown:

The following table provides the amount of loans funded by the subsidiaries of the consolidated variable interest entities during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rate data as of December 31, 2022 for the loans facilitated during each of the periods:

Period	Amount of loans facilitated during the period	Accumulated M3+ Net Charge-off (1) as of December 31, 2022	M3+ Net Charge-off Rate (2) as of December 31, 2022
	(in RMB thousands)	(in RMB thousands)%
2018	25,830	90	0.35
2019	26,300	1,276	4.85
2020	1,358,379	111,143	8.18
2021	1,688,902	144,553	8.56
2022 Q1~Q3	648	—	—

(1)	The Company defines M3+ Net Charge-off, with respect to loans financed during a specified time period, which the Company refers to as a vintage, as the difference between (i) the total balance of outstanding principal of loans that become over three months delinquent during a specified period and (ii) the total amount of recovered past due payments of principal and accrued interest in the same period with respect to all loans in the same vintage that have ever become over three months delinquent.

(2)	The Company defines M3+ Net Charge-off Rate, with respect to loans financed during a specified time period, which the Company refers to as a vintage, as the M3+ Net Charge-off divided by the total initial principal of the loans facilitated in such vintage.

U.S. Securities and Exchange Commission Page 26

Financing service fees, page 122

9.	Please provide us with, and revise future filings to include, a breakdown of the different revenue components included in financing service fees accompanied by a more robust discussion explaining any material fluctuations or trends in each of the components.

RESPONSE:

The Company respectfully advises the Staff that the revenue generated from its financial services mainly includes interest income and transaction fees collected directly and indirectly from the borrowers. As (i) such revenues are ultimately generated from the same group of borrowers, and are all recognized as the financial services revenue over the lifetime of the loans using the effective interest method,and (ii) the majority of financed loan are auto-secured loan with the same risk characteristics and geographic distribution, the Company monitors and reviews the performance of financing receivables generated from financial services as a single revenue component. Therefore, it does not further breakdown such revenue into different revenue components.

10.	We note your disclosure on pages 76, 116 and 122 that you charge borrowers and institution partners when you use your own capital to make loans through licensed subsidiaries, including leasing and microloan companies. Please tell us, and revise future filings to better describe:

•	the types of fees charged to the borrowers and how these amounts are recognized as revenue;

•	the types of fees charged to institution partners and how these amounts are recognized as revenue;

•	what role institution partners have in making loans using your own capital; and

•	why these institution partners are charged a fee when you use your own capital to make the loans.

RESPONSE:

The Company respectfully refers the Staff to the response to comment 7 for the revised disclosure in response to this comment 10. The Company also undertakes to clarify the types of fees charged to the borrowers and guarantee companies, how these amounts are recognized as revenue, and the role of guarantee companies in the financing services business throughout its future Form 20-F filings.

U.S. Securities and Exchange Commission Page 27

11.	We note your disclosure on page 122 that you earn insurance brokerage commissions determined as a percentage of premiums paid by the policy holder. Please tell us, and revise future filings to disclose, the following:

•	Whether commissions are received on first year premiums and renewal premiums and if so, how those commissions are calculated;

•	Range of commission rates as a percentage of first year premium and renewal premium by product type; and,

•	To the extent you receive renewal commissions, disclose over what period you are entitled to receive those commissions.

RESPONSE:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure on page 122 under “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Selected Statements of Operations Items – Net revenue” in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined):

“Insurance brokerage commissions.

We provide insurance brokerage services and sell various health and life insurance products and property and casualty insurance products on behalf of insurance companies~~, and we earn brokerage commissions determined as a percentage of premiums paid by the policy holder~~. The terms of health and life insurance products vary and are typically five to ten years. We earn brokerage commissions on health and life insurance products from both the first-year initial premium and the renewal premiums for each subsequent year throughout the policy term, as calculated based on pre-agreed percentages of premiums paid by policy holder.

The term of property and casualty insurance products is typically one year, and we receive a pre-agreed percentage of the premiums paid by policy holder for such year as commission. The range of commission rates of these insurance products varies significantly depending on the different types of insurance products. For example, commissions from certain property and casualty insurance products may be less than 1%, while a five-year term health and life insurance products may yield commissions of over 50% for the first year, 5% for the second year, and 1.5% for the third year.

We have identified our promise to sell insurance policies on behalf of the ~~an~~ insurance companies ~~company~~ as the performance obligation in our contracts with the insurance companies. Our performance obligation to the insurance companies ~~company~~ is satisfied and commission revenue, including renewal commission revenue, is recognized at the point in time when an insurance policy becomes effective. The renewal commission revenue is recognized based on the projected renewal rate. ~~The terms for health and life insurance products sold by us are typically five and ten years. “The insurance company pays the brokerage commission to us annually based on the underlying cash flows of the insurance policy”.~~”

Consumer Credit Segment, page 128

12.	Please provide us with, and revise future filings to include, a breakdown of other revenue (e.g., referral service fees, fund distribution fees, penalty fees for loan prepayment or late payment, one-time fees for transferring loans over your secondary loan market and other service fees) accompanied by a more robust discussion explaining material fluctuations or trends in each of these components.

RESPONSE:

In response to the Staff’s comment, the Company respectfully proposes to add the following disclosure on page 128 under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Segment Information—Consumer Credit Segment” in its future Form 20-F filings:

“The following table provides a breakdown of others in consumer credit segment:

	For the Year Ended December 31,
	2020		2021			2022
	RMB	%	RMB	%		RMB	US$	%

	(in thousands, except for percentages)
Others
Referral service	138,788	29.5	97,342	25.7		64,892	9,408	57.0
Penalty fees	297,853	63.4	23,325	6.1		25,694	3,725	22.6
Technical support service	—	—	135,939	35.8		12,194	1,768	10.7
Guarantee service	2,698	0.6	12,534	3.3		10,999	1,595	9.7
Value-added services for auto-secured loans	29,645	6.3	110,290	29.1		54	8	-	*
Others	796	0.2	1	-	*	95	13	-	*
Total	469,780	100.0	379,431	100.0		113,928	16,517	100.0

Note:

* Less than 0.1%.

Others in consumer credit segment mainly include referral services related to borrower referral for other loan platforms, penalty fees, technical support service, guarantee services, and value-added services for auto-secured loans. Revenue generated from the referral service declined from RMB138.8 million in 2020 to RMB97.3 million in 2021, and further to RMB64.9 million (US$9.4 million) in 2022, primarily due to a reduction in loan-related referral services following adjustments in our products and collaboration strategy. Revenue from the penalty fees significantly decreased from RMB297.9 million in 2020 to RMB23.3 million in 2021, primarily because we disposed of our online consumer lending platform on December 31, 2020 which charged penalty fees from borrowers directly, and since then the revenue from penalty fees reduced significantly as our third-party funding partners collect penalty fees directly from the borrowers; such revenue from penalty fees remained stable at RMB25.7 million (US$3.7 million) in 2022. In addition, we saw a surge in revenue from our technical support service from nil in 2020 to RMB135.9 million in 2021, primarily attributable to the technical support services provided to Hengcheng in 2021. We disposed of the Disposed Business operated by Hengcheng on December 31, 2020, and started recording revenue from technical support services to Hengcheng in 2021. Revenue from value-added services for auto-secured loans also witnessed a significant increase to RMB110.3 million in 2021 from RMB29.6 million in 2020. This notable growth is primarily attributed to the expansion of our auto-secured loan facilitation and financing business, coupled with our gradual transition to directly providing GPS installation services to borrowers, rather than relying on third-party vendors; Revenue from value-added services for auto-secured loans significantly decrease to RMB54 thousand in 2022 because we ceased the secured loan facilitation and financing operations in February 2022.”

U.S. Securities and Exchange Commission Page 28

Consolidated Balance Sheets, page F-6

13.	In future filings, please revise your combined consolidated balance sheets to delineate between current and noncurrent assets, as well as current and noncurrent liabilities or tell us why this presentation is not applicable. Refer to Rule 5-02 of Regulation S-X and ASC 210-10 for guidance.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that, by referencing to ASC 210-10-05-4, the balance sheets of most entities show separate classifications of current assets and current liabilities as classified balance sheets. However, the classified balance sheets presentation is not required. The Company further noted that Rule 5 of Regulation S-X additionally requires a classified balance sheet for commercial and industrial companies. There are also exceptions to certain companies such as bank holding companies, banks and insurance companies, etc. The Company is a leading digital personal financial management platform in China, providing both credit and wealth management solutions. The Company extends auto-secured loans and propertysecured loans through consolidated variable interest affiliates, such as microloan companies and financial leasing companies. As a result, it operates in the finance services industry (SIC: 6199 - FINANCE SERVICES) and is not considered a typical commercial and industrial company. As such, the Company believes that the classified balance sheet presentation requirement is not applicable, by referencing to ASC 210-10-05-4 and Rule 9-03 of Regulation S-X where no classification between current and noncurrent is required.

U.S. Securities and Exchange Commission Page 29

Disposal Transactions, page F-12

14.	We note the disclosure on page 1 that CreditEase is your parent and controlling shareholder. We also note your disclosure on page F-40 that Hengcheng Technology Development (Beijing) Co., Ltd. (“Hengcheng”) was one of your consolidated variable interest entities. Please tell us how you determined that the transfer of Hengcheng Technology Development (Beijing) Co., Ltd. to CreditEase was not a transaction with an entity under common control resulting in the difference between the proceeds received and the book value of the disposal group being recognized as a capital transaction with no gain or loss recorded.

RESPONSE:

In response to the Staff’s comment, the Company respectfully advises the Staff that the referenced transaction is a transaction between entities under common control. However, the transfer of Hengcheng and its net assets to CreditEase represents a reciprocal transaction between the Company and CreditEase in which the Company relinquished the rights to the fair value of the net assets of Hengcheng in return for a release from the obligation to incur the costs related to the remaining operations of Hengcheng. The Company determined that the difference between the proceeds received and the book value (“the Loss”) should be recognized in the income statement in consistent with the accounting guidance for contract termination costs in ASC Topic 420, Exit or Disposal Cost Obligations (“ASC 420”).

The Company noted that ASC 805-50 provides measurement guidance for the receiving entity related to a transaction between entities under common control but not for the transferring entity. Because of this lack of authoritative guidance, practice has developed such that the transferring entity’s measurement generally follows the receiving entity’s, but with certain exceptions. In certain limited cases, practiced has developed allowing the recognition of gain or loss on transfers of assets provided that (1) the transaction must have economic substance and (2) the transfer price must be a reasonable estimate of the fair market value of the asset. In this case, the transfer was not structured to achieve an accounting result, but as a result of the Company’s decision to release the obligations required as part of the wind down of the peer-to-peer business in PRC. Additionally, the transfer was approved by the independent board members to ensure the transaction price was reflective of the fair market value with the engagement of a reputable independent valuer. Therefore, based on the assessment of the conditions above, and the fact that the loss is substantially attributable to an existing customer-vendor relationship associated to servicing the loan collection, the Company believes that it is acceptable to the recognition of the loss on transfer in the income statement, in consistent the accounting guidance for contract termination costs in ASC Topic 420, rather than through equity.

U.S. Securities and Exchange Commission Page 30

Revenue from loan facilitation and post-origination services, page F-20

15.	We note your disclosure on page 122 that you charge borrowers for transaction fees for the work performed through your platform in connecting borrowers with investors for facilitating loan transactions, which are recognized as loan facilitation service and post-origination service revenue. You also disclose that after disposing of the online consumer lending platform targeting individual investors, you now charge institutional funding partners for technology-enabled borrower acquisition and facilitation services provided to them, which are recognized as revenues of loan facilitation service and post-origination services. Please tell us, and revise future filings to clarify, who pays these transaction fees accompanied by an enhanced discussion of your revenue recognition policy adequately addressing all streams of payment whether from the borrower, institutional funding partner, or both.

RESPONSE:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure on page F-20 in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined):

“Revenue from loan facilitation and post-origination services

The Group provides services as an online marketplace connecting borrowers and investors. The investors used to consist of individual investors and institutional investors. In 2020, the Group ceased to facilitate new loans funded by ~~to~~ individual investors.

The Group provides loan facilitation services, guarantee services and post-origination services (e.g. cash processing, collection for some lenders and SMS services).

The Group has determined that it is not the ~~legal lender~~ investor or borrower in the loan origination and repayment process, but acts as an agent to bring the ~~lender~~ investor and the borrower together. Except for loans and payable to investors in the consolidated ABFE, loans and lease receivables arising from direct financing leases issued by the Group, the Group does not record the loans receivable or payable arising from the loans facilitated between the investors and borrowers on its platform.

Previously, transaction fees were charged from borrowers directly through either upfront charges, monthly payments, or a combination of both methods. ~~The Group charges fees on a monthly basis, and used to charge upfront or both.~~ After stopping the facilitation of new loans funded by individual investors, the Group only collects transaction fees (including loan facilitation service fees and post-origination service fees) from third party funding partners, and guarantee companies, if any, on pre-agreed schedules. The Group also receives service fees contingent on future events (e.g., penalty fees for loan prepayment and late payment ~~and other service fees, and etc.~~).”

U.S. Securities and Exchange Commission Page 31

Other revenue of consumer credit business, page F-22

16.	Please tell us, and revise future filings to disclose, how you recognize revenue for penalty fees for loan prepayment and late payment, and fees paid for early repayment.

RESPONSE:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure on page F-22 in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined):

“Other revenue of consumer credit business

Other revenue ~~comprises~~ of consumer credit business includes referral service fees, penalty fees for loan prepayment and late payment and other service fees, such as technical service provided to the Disposed Business, Guarantee services and value-added services for auto-secured loans. The Group ~~also~~ refers potential borrowers to third-party companies and related parties and charges them fixed rate on certain basis (principal amount, click amount and etc.). Referral services revenue is recognized when successful referrals were completed by the Group. The penalty fees~~, which are fees paid to the investors that are assigned to the Group by the investors,~~ is based on ~~will be received as~~ a certain percentage of past due amounts in case of late payment or a certain percentage of ~~interest over the prepaid amount of loan principal~~ the contract amounts in case of prepayment and the Group recognizes the relevant revenue when the fees are received. The Group provide system maintenance service to the Disposed Business and the technical service revenue is recognized over the contract term. Guarantee service fees are released from guarantee liability on a straight-line basis over the term of the guarantee. The Group also provide value-added services for auto-secured loans, mainly including GPS installation service. The revenue was recognized after the completion of the installation services.”

Revenue from electronic commerce services, page F-23

17.	For each period presented, please tell us, and revise future filings to disclose, the amount of revenue recorded on a gross amount of product sales when the Group is a principal and the amount of revenue recorded on the net amount earned as commissions when the Group is an agent. In addition, please tell us, and revise future filings to disclose, your accounting policy for the assets (i.e., inventory) when the Group is considered a principal that controls the goods or services before they are transferred to the customers and to disclose where these assets are categorized on your balance sheet prior to sale.

RESPONSE:

The Company respectfully advises the Staff that, in order to reduce the cost of establishing warehousing, the Company adopted a strategy of purchasing from suppliers based on orders.

In 2021 and 2022, the related revenue generated from sales of physical goods accounted for 19.9% and 26.1% respectively of the total e-commerce revenue. All goods sales are made by purchasing and delivering from suppliers based on existing orders and the delivery will be generally completed within 24 hours upon receiving the purchase order. The amount of goods in transit at the end of the period is not material, amounting to only RMB0.01 million as of December 31, 2022. Therefore, the inventory amount on the balance sheet is immaterial as of the end of the period.

U.S. Securities and Exchange Commission Page 32

In response to the Staff’s comment, the Company proposes to include the following disclosure in its future Form 20-F filings:

“In 2021 and 2022, the revenue generated from the Group’s operations as a principal accounted for 96.8% and 99.1% of total e-commerce revenue, respectively. As of December 31, 2021 and 2022, the inventory balance related to e-commerce revenue were immaterial.”

Revenue from insurance brokerage services, page F-23

18.	We note your disclosure on page F-23 that insurance companies pay you a commission annually based on the underlying cash flows of the insurance policy. To the extent you are entitled to renewal commissions please tell us, and revise future filings to include, the following:

•	A discussion of the products that generate renewal income;

•	A discussion of how long you are entitled to receive renewal commissions by product type;

•	Quantification of the amount of renewal income recognized, by product type, during the periods presented; and

•	An explanation of how you are compensated for renewals and your accounting policy related to their recognition addressing the steps in ASC 606-10-05-4.

RESPONSE:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure on page F-23 in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined):

“Revenue from insurance brokerage services

The Group provides insurance brokerage services ~~distributing~~ selling various health and life insurance products and property and casualty insurance products on behalf of insurance companies. As an agent of the insurance companies ~~company~~, the Group sells insurance policies on behalf of the insurance companies ~~company~~ and earns brokerage commissions determined as a percentage of premiums paid by the insured, including premiums paid upon renewals. The Group has identified its promise to sell insurance policies on behalf of ~~an~~ the insurance companies ~~company~~ as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and commission revenue, including renewal commission revenue, is recognized at the point in time when an insurance policy becomes effective. The renewal commission revenue is recognized based on the projected renewal rate.

The following table provides the amount of the disaggregation of revenue in 2020, 2021 and 2022:

	2020	2021	2022

	(in RMB thousands)
Insurance brokerage services:
Life and health insurance business	382,777	515,436	420,273
Property & casualty insurance business	48,053	240,255	311,524
Total	430,830	755,691	731,797

The terms for health and life insurance products sold by the Group vary and are typically five to ten years~~mainly 5 and 10 years, while the term for property and casualty insurance products is one year~~. For the health and life insurance products, the insurance companies pay ~~company pays~~ the Group both the first-year initial premium ~~a~~and renewal commission annually throughout the insurance policy term based on the premium paid ~~underlying cash flows~~ of the insurance policies ~~policy~~. In 2020, 2021 and 2022, the renewal commission revenue accounts for 6.2%, 9.2% and 9.7% of total insurance brokerage services revenue, respectively. The term for property and casualty insurance products is one year and the Group receives a pre-agreed percentage of the premiums paid by the policy holder for such year as commission. The Group’s contract terms can give rise to variable consideration due to the nature of its commission structure (e.g. policy changes or cancellations).

U.S. Securities and Exchange Commission Page 33

The Group determines the transaction price of its contracts by estimating commissions that the entity expects to be entitled to over the premium collection term of the policy based on assumption about future customer behavior and market conditions. The Group makes estimates for the renewal rate based on the historical experience, reasonable and supportable forecasts of policyholders’ behavior, current economic conditions, and other contributing factors. Such estimates are ‘constrained’ in accordance with ASC 606. That is, the Group uses the expected value method and only includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized for such transactions will not occur.”

Financing Receivables, page F-27

19.	Please provide us with, and revise future filings to include, all of the applicable disclosure required by ASC 326-20-50 for loans that you originate (i.e., loan origination services whereby you make loans to borrowers directly with your own capital), including but not limited to the following:

•	Disclosure that enables the user of the financial statements to understand the credit risk inherent in your loan portfolio and how management monitors the credit quality of the portfolio;

•	The amount of accrued interest receivable and where it is presented;

•	Your policy for measuring an allowance for credit losses for accrued interest receivables;

•	Your policy for writing-off accrued interest receivable;

•	Quantitative and qualitative information by class of financing receivable and major security type about the credit quality of financial assets including:

o	A description of the credit quality indicator(s),

o	The amortized cost basis, by credit quality indicator, and

o	For each credit quality indicator, the date or range of dates in which the information was last updated for that credit quality indicator.

•	When disclosing credit quality indicators of financing receivables and net investment in leases, present the amortized cost basis within each credit quality indicator by year of origination (that is, vintage year);

•	A description of how expected loss estimates are developed;

•	A description of the entity's accounting policies and methodology to estimate the allowance for credit losses, as well as a discussion of the factors that influenced your current estimate of expected credit losses, including past events, current conditions, and reasonable and supportable forecasts about the future;

•	A discussion of risk characteristics relevant to each portfolio segment;

•	A discussion of the changes in the factors that influenced management's current estimate of expected credit losses and the reasons for those changes (for example, changes in portfolio composition, underwriting practices, and significant events or conditions that affect the current estimate but were not contemplated or relevant during a previous period);

U.S. Securities and Exchange Commission Page 34

•	A discussion of the reversion method applied for periods beyond the reasonable and supportable forecast period;

•	Nonaccrual policies, including the policies for discontinuing accrual of interest, recording payments received on nonaccrual assets (including the cost recovery method, cash basis method, or some combination of those methods), and resuming accrual of interest, if applicable;

•	The policy for determining past-due or delinquency status;

•	The policy for recognizing write-offs within the allowance for credit losses.

RESPONSE:

In response to the Staff’ s comment, the Company respectfully proposes to revise the reference disclosures on page F-27 in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

“Financing receivables represent loans and lease receivables arising from direct financing leases issued by the Group. Financing receivables are measured at amortized cost and reported on the consolidated balance sheets based on the outstanding principal adjusted for any write-off, accrued interest receivable adjusted for any write-off, and the allowance for credit losses. Amortized cost of a financing receivables is equal to the unpaid principal balance, plus net deferred origination cost if any. The Group recognizes interest and financial service income over the terms of the financing receivables using the effective interest rate method. ~~The Company applied a consistent credit risk management framework to the entire portfolio of financing receivables. The allowance for financing receivables is calculated based on expected loss using probability of default.~~ Balances are considered past due if borrowers do not make the monthly payment by the end of the monthly billing period.

The Group’s financing receivables consist of predominantly financial leasing loans extended to automobiles purchasers. As the financing receivables are collateral with autoes and generally have similar risk characteristics, the Group monitors the credit quality of the financing receivables as a single portfolio. The allowance for financing receivables including principal and accrued interest receivables is calculated based on estimated default rate of loans financed. The average loan period for loans originated in 2020, 2021 and 2022 were 27.3 months, 26.2 months and 27.0 months, respectively. The Group estimates the default rate of loans by taking into consideration the historical delinquency rate, correlated industrial and macro-economic factors, and other pertinent information and delinquent loan collection rate in assessing future performance of the loan portfolio. There are no material changes for factor that influenced management's current estimate of expected credit losses for the reporting period.

Loan receivables are placed on non-accrual status if such loans are past due for more than 90 days. Loan principal and accrued interest receivable will be written-off if the Group make exemption to borrowers or when management determines the balance is uncollectible and the Group ceases the collection efforts if the loans are overdue more than 3 years. If the previously written-off amounts are subsequently collected, the Group will recognize interest income based on actual collections.

As the financing receivables generally have similar risk characteristics, the Group’s key credit quality indicator is the aging (days past due status) of its financing receivables balances. Financing receivables shall be classified as Concern, Secondary, Suspicious and Loss, if the loans are overdue for 90 days, 91 to 270 days, 271 to 360 days, or more than 360 days, respectively.

U.S. Securities and Exchange Commission Page 35

The gross finance receivables by credit quality indicator buckets on a contractual basis and year of origination consisted of the following:

Year of loan origination	Category	As of December 31, 2021	As of December 31, 2022

		(in RMB thousands)
2018	Normal	-	-
	Concern	-	-
	Secondary	190	-
	Suspicious	-	-
	Loss	570	-
2019	Normal	-	-
	Concern	-	-
	Secondary	-	-
	Suspicious	140	-
	Loss	1,338	1,671
2020	Normal	446,385	80,757
	Concern	32,785	6,966
	Secondary	36,467	18,917
	Suspicious	13,766	877
	Loss	5,193	1,826
2021	Normal	1,144,820	276,487
	Concern	52,942	22,096
	Secondary	26,107	49,288
	Suspicious	2,748	36,368
	Loss	-	8,045
2022	Normal	-	51,825
	Concern	-	-
	Secondary	-	-
	Suspicious	-	-
	Loss	-	-
Total		1,763,451	555,123

The Group’s financing receivables ~~receivable~~ as of December 31, 2021 and 2022 are as follows:

	As of December 31, 2021	As of December 31, 2022

	(in RMB thousands)
Financing receivables~~receivable~~	1,763,451	555,123
Allowance	(65,489)	(40,735)
Financing receivables~~receivable~~, net	1,697,962	514,388

U.S. Securities and Exchange Commission Page 36

As of December 31, 2021 and 2022, the accrued interest receivables were RMB88.6 million and RMB53.1 million (net of allowance RMB4.1 million and RMB2.1 million, respectively), which is recorded under financing receivables.

The movement of allowance for financing receivables ~~receivable~~ for the years ended December 31, 2021 and 2022 is as follows:

	Year ended December 31, 2021	Year ended December 31, 2022

	(in RMB thousands)
Balance at beginning of the year	32,975	65,489
Current year net provision	35,293	38,625
Write-off	(2,779)	(14,605)
Disposal	—	(48,774)
Balance at end of the year	65,489	40,735

The Group extended loans with automobiles as collaterals and transferred its financing receivables to other assets management companies (Note 9), the allowance of disposed financing receivables were nil and RMB48.8 million for the years ended December 31, 2021 and 2022, respectively.

The Group has provided financing that are secured by pledged assets, which value is in excess of the financing granted to clients. As of December 31, 2022, the loan term of the majority of financing receivables are over 24 months.

The Group has not recorded any financing income on an accrual basis for the loans that are overdue for more than 90 days in 2022. Allowance of financing receivables were RMB32.7 million, RMB35.3 million and RMB38.6 million for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, the balance of overdue loans are RMB172.2 million and RMB146.1 million, respectively, among which RMB86.5 million and RMB117.0 million are overdue for more than 90 days.”

20.	Please tell us, and revise future filings to disclose, if any of your financing receivables are restricted solely to satisfy a specific obligation and a description of the nature of restrictions placed on those assets. Please refer to ASC 860-30-50-1A(b)(2).

RESPONSE:

The Company respectfully submits to the Staff that, in the secured borrowing transactions, it only transferred beneficial interests of respective financing receivables to the external creditors, and still have the unilateral ability to dispose or replace the financing receivables with new financing receivables, therefore such transaction does not put any restriction on financing receivables solely to satisfy a specific obligation. As the transfer of beneficial interests does not change the legal ownership of original loans, the original creditor’s rights and obligations have not changed.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosures in its future Form 20-F filings (with changes marked in italics, deletions as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

On page 138 under “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Contractual Obligations”

“We also have obligations related ~~relate~~ to secured borrowings. In 2020, ~~and~~ 2021 and 2022, Yichuang Financial Leasing entered into several financing arrangements, with a principal amount of RMB862.0 million ~~and~~, RMB541.6 million and nil, respectively. According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right or beneficial interests of certain financing ~~financial~~ receivables totaling RMB909.1 million ~~and~~, RMB550.0 million~~,~~ and nil, respectively, with remaining lease terms ranging from one to three years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right or beneficial interests of financing ~~financial~~ receivables did not constitute a true sale for transfer of assets ~~a real asset transformation~~ under the PRC law, the proceeds received from the external creditors were considered as secured borrowings. Our secured borrowings have maturities ranging from one to three years. As of December 31, 2022, we recorded secured borrowings of RMB767.9 million (US$111.3 million) and amount due to related parties of RMB195.8 million (US$28.4 million) on our consolidated balance sheets as of December 31, 2022.”

U.S. Securities and Exchange Commission Page 37

On page F-42 under “9. Secured Borrowings”

“In 2020, 2021 and 2022, Yichuang Financial Leasing entered into several financing arrangements, with a principal amount of RMB862.0 million, RMB541.6 million and nil, respectively. According to the arrangements, Yichuang Financial Leasing transferred its creditor’s right or beneficial interests of certain ~~financial~~ financing receivables totaling RMB909.1 million, RMB550.0 million and nil with remaining lease terms ranging from 1 to 3 years originating from its finance leasing services business to external creditors. As the transfer of creditor’s right or beneficial interests of  ~~financial~~ financing receivables does not constitute a true sale for transfer of assets ~~a real asset transformation~~ under PRC law, the proceeds from the external creditors were considered as secured borrowings. The Group’s secured borrowings have maturities ranging from 1 to 3 years. In 2020, 2021 and 2022, the interest rate related to the secured borrowing is ranging from 7% to 11%, and the interest expenses were RMB 7.6 million, RMB109.8 million and RMB109.2 million, respectively.”

Secured Borrowings, page F-42

21.	We note your disclosure on page F-42 that Yichuang Financial Leasing transferred its creditor’s right of certain financial receivables totaling RMB 550.0 million to external creditors in 2021. We also note from your accounting policy disclosure on page F-32 that the related financing receivables remain on the Company’s consolidated balance sheets.

Please tell us, and revise future filings to disclose, the following:

•	A description of the terms and collateral pertaining to any secured borrowings that are not related to the transfer of creditor’s rights in 2021 described on page F-42 and the associated secured borrowing balance at December 31, 2022;

•	The interest rates and interest expense related to secured borrowings; and,

•	Whether the external creditors have the right to sell or repledge the financing receivables. If so, please revise future filings to disclose this fact and to report these financing receivables separately from other assets not so encumbered. Please refer to ASC 860-30-45-1.

RESPONSE:

In response to the Staff’ s comment, the Company respectfully submits to the Staff that, all secured borrowings are related to the transfer of beneficial interests of certain financing receivables. In 2020, 2021 and 2022, the interest rate related to the secured borrowings ranged from 7% to 11%, and the interest expenses are RMB 7.6 million, RMB109.8 million and RMB109.2 million, respectively. The transfer by Yichuang Financial Leasing of its beneficial interests of financing receivables to external creditors does not change the ownership of the original loans under the agreement between Yichuang Financial Leasing and its debtors. Thus, the external creditors do not have the right to sell or repledge the original loans under the agreement between Yichuang Financial Leasing and its debtors.

The Company respectfully refers the Staff to the response to comment 20 for the revised disclosure in response to this comment 21.

* * * *

U.S. Securities and Exchange Commission Page 38

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will H. Cai at (852) 3758-1210 or Jie Zhang at (852) 3758-1231.

Sincerely,

Yiren Digital Ltd.

/s/ Na Mei
Na Mei
Chief Financial Officer

cc:	Will H. Cai, Esq., Partner, Cooley LLP

Jie Zhang, Esq., Partner, Cooley LLP
Edward Chen, Partner, Wei, Wei & Co., LLP